

Update Passphrase Confirmation

To complete processing of your Update Passphrase request, attach a PDF version of a notarized authentication document and a manually signed Power of Attorney (if applicable) using the "Upload/Delete Attachments" button below. **You must click the Submit button after you upload your documents.**

If you have any questions regarding the status of your Update Passphrase request, please contact Filer Support at (202) 551-8900. After the SEC has reviewed an application, an e-mail will be sent to the email address on file with EDGAR informing the company that the request was either accepted or rejected (to include a reason why the application was rejected).

CIK: 0001665812

Name Associated with CIK: GRIDSHARE LLC

Current Company Mailing Address: ~~2607 NE 13TH AVE, PORTLAND, OR 97212~~ 548 Market St. Suite 59966, San Francisco, CA 94104

Contact Person: ~~JONATHAN NORLING~~ Jack Jacobs

Contact Telephone Number: ~~5039533305~~ 415-234-7976

Email Address: ~~Please type or write new POC email address~~ jackrjacobs@gmail.com

Reason for Update: Lost passphrase

Commonwealth of Virginia
County of Prince William
The foregoing instrument was acknowledged before me on 11/14/2023 by Jack Jacobs.

Signature of Authorized Person: Jack Jacobs

Notary Signature & Seal to be Placed Here: Judith Moore

COMMONWEALTH OF VIRGINIA • ELECTRONIC NOTARY PUBLIC • N

Judith Moore
REGISTRATION NUMBER
8030982
COMMISSION EXPIRES
October 31, 2026

Registration #: 8030982
Commission Expiration: 10/31/2026
Notarized online using audio-video communication

Printed Name of Signature: Jack Jacobs

Title of Person Signing: President